8755 W. Higgins Road
Suite 500
Chicago, IL 60631
www.littelfuse.com
June 18, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010
Attn: Geoff Kruezek
Re:	Littelfuse, Inc. Form 10-K for the Fiscal Year Ended January 2, 2010 Filed February 26, 2010 SEC Comment Letter Dated June 10, 2010 File No. 000-2038
Dear Mr. Kruezek:
     On behalf of Littelfuse, Inc. (the “Company” or “Littelfuse”), set forth below is the Company’s response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 10, 2010. We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.
Form 10-K for the year ended January 2, 2010
Exhibit 32.1
1.	We are unable to agree with your analysis in response to prior comment 4 and, therefore, reissue that comment. Given that the certifications you provided per Item 601(b)(32) of Regulation S-K were not appropriately dated, full amendments to your annual report on Form 10-K and quarterly report in Form 10-Q are required.

Mr. Kruezek

June 18, 2010
Response: We respectfully disagree that the certifications required by Item 601(b)(32) of Regulation S-K (“Section 906 Certifications”) for the Company’s Form 10-K for the year ended January 2, 2010 and the Company’s Form 10-Q for the period ended April 3, 2010 were “not appropriately dated”, thereby requiring an amendment to such reports.
As we stated in our previous correspondence and in our telephone conference with the Staff on June 16, 2010, we are unaware of any rule requiring Section 906 Certifications be dated. In addition, the Staff’s requirement that our entire Form 10-K for the year ended January 2, 2010 and our entire Form 10-Q for the period ended April 3, 2010 be refiled merely to include a previously omitted date in the applicable Section 906 Certifications will result in substantial cost for the Company and may result in confusion in the marketplace. Therefore, as discussed with the Staff in our telephone conference on June 16, 2010, we respectfully propose to the Staff that the Company will, at the Staff’s election, either:
     (1) confirm through correspondence with the Staff that the previously filed Section 906 Certifications were signed on the date that such respective Section 906 certifications were filed via electronic submission; or
     (2) file on Form 8-K amended Section 906 Certifications for the Company’s Form 10-K for the year ended January 2, 2010 and the Company’s Form 10-Q for the period ended April 3, 2010 that include the applicable dates.
* * * * *
     The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     We hope that the information contained in this letter satisfactorily addresses the comments by the Staff and look forward to your response and resolution. Please do not hesitate to contact the undersigned by telephone at (773) 628-0810, or by facsimile at (773) 628-0802. Alternatively, you can contact David Brown at McKenna Long at (404) 527-4927, or by facsimile at (404) 527-4198.

Mr. Kruezek

June 18, 2010

Very truly yours,
/s/ Philip G. Franklin
Philip G. Franklin,
Vice President, Operations Support, Chief Financial Officer and Treasurer

cc:	Ryan K. Stafford, Littelfuse, Inc. Gordon Hunter, Littelfuse, Inc. John T. Quille, Littelfuse, Inc. David Brown, McKenna Long & Aldridge